SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                (Amendment No.3)

                                  MedQuist Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                    584949101
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                                 (CUSIP Number)


                             Stephen M. Kotran, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 23, 2000
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box [ ].

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CUSIP NO. 584949101
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 1.      NAME OF REPORTING PERSON

         Koninklijke Philips Electronics N.V.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         222531298
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [_]
                                                                (b)  [X]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS
         OO
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     [_]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
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                  7.       SOLE VOTING POWER
  NUMBER OF                25,825,086
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER
  OWNED BY                 1,841,888
    EACH          --------------------------------------------------------------
 REPORTING        9.       SOLE DISPOSITIVE POWER
   PERSON                  25,825,086
    WITH          --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER
                           1,841,888
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
          27,666,974
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                     [_]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.5%
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14.      TYPE OF REPORTING PERSON
         CO

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                                      -2-

Item 1.  Security and Issuer.

         This Amendment No. 3 relates to the common stock, no par value (the "Shares") of MedQuist Inc., a New Jersey Corporation. This Amendment No. 3 amends and supplements Item 5 of the Statement on Schedule 13D dated June 6, 2000, Amendment No. 1 to such Schedule 13D dated July 28, 2000 and Amendment No. 2 to such Schedule 13D dated August 2, 2000, previously filed by Koninklijke Philips Electronics N.V., a corporation incorporated under the laws of the Netherlands("Royal Philips"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the original
Schedule 13D.

Item 5.  Interest in Securities of Issuer.

         Item 5 is hereby amended and supplemented as follows:

         (a). As of the date hereof, Royal Philips beneficially owns 27,666,974 Shares, which constitutes approximately 68.5% of the outstanding Shares on a fully diluted basis.

         (b). Royal Philips has sole voting and dispositive power over 25,825,086 Shares of the Issuer and has shared voting and/or dispositive power over 1,841,888 Shares of the Issuer.

         (c). Between August 18, 2000 and August 23, 2000 Royal Philips purchased 1,425,000 Shares in open market transactions effected on the Nasdaq National Market at prices ranging from $20.9156 to $21.2500 per Share as follows:

Date                          Shares                    Price
----                          ------                    -----

August 18, 2000               200,000                   $20.9156
August 21, 2000                75,000                   $21.0917
August 22, 2000                50,000                   $21.2500
August 23, 2000             1,100,000                   $21.0000


         None of the persons listed in Schedule I beneficially owns or has the right to acquire any Shares or has engaged in any transaction in the Shares in the past 60 days.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 24, 2000



                                    KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                    By:    /s/  ADRI BAAN
                                        ----------------------------------------
                                    Name:   Adri Baan
                                    Title:  Executive Vice President
                                            Royal Philips Electronics.


                                    By:    /s/  JAN H.M. HOMMEN
                                        ----------------------------------------
                                    Name:   Jan H. M. Hommen
                                    Title:  Executive Vice President
                                            Royal Philips Electronics.





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